MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 28, 2005

3.	News Release

A press release dated February 28, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on February 28, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 28, 2005, TransGlobe announced an operations update on Block S-1, Block 32 and Block 72 in the Republic of Yemen and on the Nuqra Block in the Arab Republic of Egypt.

Block S-1, Yemen (25.0% working interest)

Malaki #1, which commenced drilling on January 18, 2005, has reached a total depth of 2,315 meters. The well is being plugged and abandoned after encountering minor hydrocarbon shows. The Lam 'A' sandstone reservoirs were encountered structurally lower than the oil/water contact in the An Nagyah field and were water saturated. The drilling rig is preparing to move to the next drilling location at An Nagyah #15. The An Nagyah #15 well is planned as an 800 meter horizontal well in the northwest area of the An Nagyah field, adjacent to An Nagyah #12.

Block 32, Yemen (13.81% working interest)

The Tasour #16 well has been suspended after encountering 6.0 meters of oil pay overlying 3.0 meters of water bearing sandstone. The dip meter indicates a structurally higher location can be reached by sidetracking the well to the south of the current bottom hole location. The sidetrack drilling is planned after Tasour #17. The rig is currently drilling Tasour #17 to test a possible eastern extension of the Tasour field. The eastern extension was identified on the recent 3-D seismic survey and by the Tasour #15 water injection well. Tasour #15 was drilled as a water injector nearby the central production facility and found a 2.5 meter oil column, which indicates the Tasour field could extend eastward.

Block 72, Yemen (33% working interest)

The Block 72 Production Sharing Contract has been approved by the Cabinet and is currently before the Yemen Parliament for final approval. Following parliamentary approval the Block 72 partnership plans to acquire 3-D seismic to identify drilling locations. Drilling is anticipated to commence late in 2005 or early 2006.

Nuqra Block, Egypt (50% working interest)

TransGlobe has obtained the older seismic on the Nuqra Block and is currently reprocessing the data to improve the resolution. A new seismic acquisition program is anticipated to commence in the fourth quarter 2005.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

March 1, 2005

News From...	Suite 2500, 630 5th Avenue SW Calgary, Alberta, Canada T2P 3H5 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION
ANNOUNCES UPDATE ON INTERNATIONAL OPERATIONS

Calgary, Alberta, Monday, February 28, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces an operations update on Block S-1, Block 32 and Block 72 on in the Republic of Yemen and on the Nuqra Block in the Arab Republic of Egypt.

Block S-1, Yemen (25.0% working interest)

Malaki #1, which commenced drilling on January 18, 2005, has reached a total depth of 2,315 meters. The well is being plugged and abandoned after encountering minor hydrocarbon shows. The Lam ‘A’ sandstone reservoirs were encountered structurally lower than the oil/water contact in the An Nagyah field and were water saturated. The drilling rig is preparing to move to the next drilling location at An Nagyah #15. The An Nagyah #15 well is planned as an 800 meter horizontal well in the northwest area of the An Nagyah field, adjacent to An Nagyah #12.

The pipeline and facility construction for the An Nagyah field is on schedule with a planned start up in June 2005. The An Nagyah field production is anticipated to increase to over 10,000 Bopd (2,500 Bopd to TransGlobe) when the facilities and pipeline are operational.

A service rig is currently installing pumps on Harmel #1 and #2 in preparation for a long term test. A three to six month production test is planned to determine stabilised production rates which will determine if a full scale development of the Harmel field can proceed.

Block 32, Yemen (13.81% working interest)

The Tasour #16 well has been suspended after encountering 6.0 meters of oil pay overlying 3.0 meters of water bearing sandstone. The dip meter indicates a structurally higher location can be reached by sidetracking the well to the south of the current bottom hole location. The sidetrack drilling is planned after Tasour #17. The rig is currently drilling Tasour #17 to test a possible eastern extension of the Tasour field. The eastern extension was identified on the recent 3-D seismic survey and by the Tasour #15 water injection well. Tasour #15 was drilled as a water injector nearby the central production facility and found a 2.5 meter oil column, which indicates the Tasour field could extend eastward.

Block 72, Yemen (33% working interest)

The Block 72 Production Sharing Contract has been approved by the Cabinet and is currently before the Yemen Parliament for final approval. Following parliamentary approval the Block 72 partnership plans to acquire 3-D seismic to identify drilling locations. Drilling is anticipated to commence late in 2005 or early 2006.

Continued

Nuqra Block, Egypt (50% working interest)

TransGlobe has obtained the older seismic on the Nuqra Block and is currently reprocessing the data to improve the resolution. A new seismic acquisition program is anticipated to commence in the fourth quarter 2005. A field geological survey is also underway to investigate surface outcrops and oil seeps in the Nuqra area. It is expected that a drilling program will commence in late 2006.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & CEO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com